Exhibit 99.1

Corporación América Airports S.A. Reports 9.6% YoY Increase in Total Passenger Traffic in March 2018

Passenger traffic in Argentine operations up 13.3% during the period

Luxembourg, April 16, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 9.6% in March 2018.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Mar’18	Mar’17	% Var	YTD’18	YTD’17	% Var
Domestic Passengers (thousands)	3,647	3,352	8.8%	10,573	10,053	5.2%
International Passengers (thousands)	2,292	2,124	7.9%	6,732	6,289	7.0%
Transit Passengers (thousands)	738	618	19.4%	2,342	1,917	22.2%
Total Passengers (thousands)	6,677	6,095	9.6%	19,647	18,259	7.6%
Cargo Volume (thousand tons)	36.6	32.4	13.0%	98.6	86.2	14.3%
Total Aircraft Movements (thousands)	73.9	70.7	4.5%	213.4	205.2	4.0%

Passenger Traffic Overview

Total passenger traffic in March 2018 increased by 9.6% compared to the same period of 2017, primarily reflecting growth of 13.3% in Argentina and 11.2% in Uruguay.

Traffic growth in Argentina, the Company’s main business segment, reflects the addition of new routes, flights to existing destinations and the entrance of low cost carriers. In March 2018, Ethiopian Airlines started a new route to Adís Abeba, with five weekly flights, connecting through Sao Paulo, Brazil and Azul added a new route from Córdoba to Recife, Brazil.

Fly Bondi continued to add new routes to increase connectivity throughout Argentina. In addition to its existing routes from Buenos Aires (Córdoba, Bariloche, Neuquén and Tucumán), in March 2018 it inaugurated flights to the provinces of Mendoza, Jujuy and Corrientes, and started the route Bariloche – Neuquén.

In addition, American Airlines announced a new route that will connect Buenos Aires with Los Angeles, beginning in December 2018, with a frequency of three times a week. American Airlines already operates direct flights to Miami, Dallas and New York from Ezeiza Airport.

In Brazil, passenger traffic at Brasilia airport increased by 4% in March 2018 reflecting continued signs of recovery from last year’s passenger drop as a result of the economic crisis.

Cargo Volume and Aircraft Movements

CAAP also reported strong cargo volume, up 13.0% in March 2018. Argentina was the main contributor to cargo volume growth – with an increase of 21.4% in March 2018, followed by significant growth in Uruguay and Brazil.

Aircraft movements increased by 4.5% in March 2018, mainly driven by Argentina – up 8.6% during the period, followed by Uruguay, with an increase of 10.3%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Mar’18	Mar’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	3,462	3,056	13.3%	10,247	9,210	11.3%
Italy	543	521	4.1%	1,398	1,370	2.0%
Brazil	1,634	1,582	3.3%	4,966	4,850	2.4%
Uruguay	206	185	11.2%	685	635	7.8%
Ecuador	382	363	5.2%	1,028	1,033	-0.5%
Armenia	187	168	11.1%	524	477	9.9%
Peru	264	219	20.2%	799	683	16.9%
TOTAL	6,677	6,095	9.6%	19,647	18,259	7.6%

Cargo Volume (tons)
Argentina	22,219	18,299	21.4%	60,392	49,220	22.7%
Italy	929	1,188	-21.8%	2,657	2,746	-3.3%
Brazil	5,338	4,880	9.4%	14,083	12,588	11.9%
Uruguay	2,792	2,176	28.3%	6,756	6,055	11.6%
Ecuador	3,432	3,104	10.5%	10,045	9,591	4.7%
Armenia	1,465	2,312	-36.6%	3,474	4,869	-28.6%
Peru	406	414	-2.0%	1,165	1,135	2.6%
TOTAL	36,581	32,374	13.0%	98,571	86,203	14.3%

Aircraft Movements
Argentina	39,395	36,291	8.6%	113,425	104,363	8.7%
Italy	5,284	5,303	-0.4%	13,885	14,072	-1.3%
Brazil	15,421	15,718	-1.9%	44,750	45,441	-1.5%
Uruguay	2,966	2,688	10.3%	10,948	10,283	6.5%
Ecuador	6,480	6,910	-6.2%	17,989	20,280	-11.3%
Armenia	1,751	1,661	5.4%	4,915	4,446	10.5%
Peru	2,579	2,129	21.1%	7,467	6,270	19.1%
TOTAL	73,876	70,700	4.5%	213,379	205,155	4.0%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, it served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

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